Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners of

CubeSmart, L.P.:

We consent to the use of our reports dated February 17, 2017, with respect to the consolidated balance sheets of CubeSmart, L.P. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), capital and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 17, 2017, contains an explanatory paragraph that states that the Company changed its method for reporting discontinued operations as of January 1, 2014.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 16, 2017